SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 3)(1)


                                  Milacron Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


               Common Shares, par value $.01 (the "Common Shares")
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    598709103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                          Triage Capital LF Group, LLC
                                 491 City Avenue
                                    Suite 800
                              Bala Cynwyd, PA 19004
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 10, 2006
 -----------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  598709103
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Triage Capital LF Group, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  []

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.00%

14.  TYPE OF REPORTING PERSON*

     OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  598709103
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Triage Advisors, L.P. (f/k/a Triage Advisors, L.L.C.)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  []

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.00%

14.  TYPE OF REPORTING PERSON*

     OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  598709103
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Triage Offshore Fund, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.00%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No.  598709103
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Leonid Frenkel

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     PF, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.00%

14.  TYPE OF REPORTING PERSON*

     IN, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   598709103
            ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     This statement relates to 62,500 shares of the 6.0% Series B Convertible Preferred Stock (the "Series B Convertible Preferred Stock") issued by Milacron Inc. ("Milacron") to Glencore Finance AG ("Glencore Finance") and Mizuho International plc ("Mizuho International"), respectively, which are immediately convertible into up to 6,250,000 shares of Milacron's common shares, par value $.01 per share (the "Common Shares") and were transferred to Triage Capital LF Group, LLC, Triage Advisors, L.P., Triage Offshore Fund, Ltd. and Leonid Frenkel (collectively, the "Reporting Persons") as further described in Item 3. This amendment results from the disposition by the Reporting Persons of all of the 62,500 shares.

     Among other things, each share of Series B Convertible Preferred Stock
(i) has a liquidation preference of $200, (ii) is convertible into 100 shares of Common Shares at a price of $2.00 per share of Common Shares (subject to reset to $1.75 per share of Common Shares as described in further detail below), and
(iii) entitles the holder thereof to vote on all matters put to a vote of stockholders of Milacron, voting together with the holders of Common Shares and existing preferred stock of Milacron as a single class.

     Milacron's principal offices are located at 2090 Florence Avenue, Cincinnati, Ohio 45206.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a)This statement is filed by the entities and persons listed below, all of whom worked together are referred to herein as the "Reporting Persons."

     (i) Triage Capital LF Group, LLC

     As described above, Triage Capital LF Group, LLC, a Delaware limited liability company, serves as the general partner of Triage Management, L.P. (f/k/a Triage Management, L.L.C.), which serves as the general partner to Triage Capital Management, L.P. and Triage Capital Management B, L.P., each a Delaware limited partnership. Moreover, Triage Capital LF Group LLC serves as the general partner to Triage Advisors, L.P, which serves as the investment manager to Triage Offshore Fund, Ltd.

     (ii) Triage Advisors, L.P. (f/k/a Triage Advisors, L.L.C.)

     Triage Advisors L.P., a Delaware partnership serves as the investment manager of Triage Offshore Fund, Ltd., a Cayman Islands exempted company with respect to the Common Shares held by the foregoing entities.

     (iii) Triage Offshore Fund, Ltd.

     Triage Offshore Fund, Ltd. is a Cayman Islands exempted corporation.

     (iv) Leonid Frenkel

     Leonid Frenkel ("Frenkel"), the managing member of Triage Capital LF Group, LLC.

     (b) The address of the principal business and principal office of Triage Capital LF Group, LLC, Triage Advisors, L.P. and Frenkel is 401 City Avenue, Suite 800, Bala Cynwyd, PA 19004. The address of the principal business office of Triage Offshore Fund, Ltd. is c/o BNY Alet, Hamilton, HM11 Bermuda.

     (c) The principal business of Triage Advisors, L.P. is to act as the investment manager of Triage Offshore Fund, Ltd. The principal business of Triage Capital LF Group, LLC is to act as the general partner of Triage Management, L.P., which acts as the general partner of Triage Capital Management, L.P. and Triage Capital Management B, L.P. and to act as an advisor to Triage Advisors, L.L.C. The principal business of Frenkel is serving as the managing member of Triage Capital LF Group, LLC.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The citizenship of Triage Capital LF Group, LLC, Triage Advisors, L.P. and Triage Offshore Fund, Ltd. is set forth above. Frenkel is a citizen of the United States.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     On March 12, 2004, Milacron, Glencore Finance and Mizuho International entered into a definitive agreement whereby Glencore Finance and Mizuho International provided Milacron with $100,000,000 to be used, among other things, to repay Milacron's 8.375% Notes due March 15, 2004 (the "Refinancing Transaction"). In connection with the Refinancing Transaction, Milacron, Glencore Finance and Mizuho International entered into that certain Note Purchase Agreement (the "Note Purchase Agreement"), pursuant to which
(i) Glencore Finance purchased $21,000,000 in aggregate principal amount of 20% Secured Step-Up Series A Notes (the "Series A Notes") and $49,000,000 in aggregate principal amount of 20% Secured Step-Up Series B Notes due 2007 (the "Series B Notes", and together with the Series A Notes, the "Notes") with funds obtained pursuant to an inter-company loan from Glencore International, and
(ii) Mizuho International purchased $9,000,000 in aggregate principal amount of Series A Notes and $21,000,000 in aggregate principal amount of Series B Notes with its investment capital. Reference is made to the Schedule 13D filed by Glencore and Mizuho on March 22, 2004 for a description of certain additional material terms and conditions relating to the Refinancing Transaction and the Note Purchase Agreement. Further reference is made to Amendment No. 1 to the
Schedule 13D filed by the Reporting Persons on June 21, 2004 for a description of certain transactions that occurred subsequent to the Refinancing Transaction.

     On March 16, 2004, Glencore Finance sold a participation interest in the Series A Notes and the Series B Notes to the Reporting Persons pursuant to that certain Participation Agreement (the "Participation Agreement"). The Participation Agreement provided for the sale by Glencore Finance to the Reporting Persons of an undivided 17.8571428% participation interest in the Series A Notes and the Series B Notes beneficially owned by Glencore Finance. After the exchange of the Notes, such participation interest was equivalent to 62,500 shares of the Series B Convertible Preferred Stock and 62,500 Contingent Warrants (as defined below).

     On June 10, 2004, Milacron issued 500,000 contingent warrants (of which 350,000 contingent warrants were issued to Glencore Finance and 150,000 warrants were issued to Mizuho International) to purchase 1,000,000 shares of Common Stock pursuant to that certain Contingent Warrant Agreement that was entered into concurrently with the issuance of the Notes, which contingent warrants become exercisable if a test based on Milacron's financial performance for 2005 is not satisfied (the "Contingent Warrants").

     On June 1, 2005, Glencore Finance and the Reporting Persons terminated the Participation Agreement, and Glencore transferred 62,500 shares of the Series B Convertible Preferred Stock and 62,500 Contingent Warrants to the Reporting Persons.

     Following the transfer of 62,500 shares of the Series B Convertible Preferred Stock and 62,500 Contingent Warrants, the Reporting Persons currently collectively own approximately 11.15% of Milacron's fully-diluted outstanding shares of Common Stock (on an as-converted basis). Such percentage ownership will increase to approximately 12.54% when the conversion price for the Series B Convertible Preferred Stock is reset to $1.75 per share immediately after the open of business on June 30, 2005. Such percentage ownership may increase depending on whether the Contingent Warrants become exercisable.

     On March 10, 2006, the Reporting Persons confirmed the disposition of 62,500 shares of the Series B Convertible Preferred Stock.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     The purpose of this Amendment 3 to Schedule 13D is to reflect the disposition by the Reporting Persons of the Series B Convertible Preferred Stock.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

(a) Triage Capital LF Group, LLC

     (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Triage Capital LF Group, LLC is incorporated herein by reference.

     (c) Not applicable.

     (d) Frenkel is the managing member of Triage Capital LF Group, LLC.

     (e) As of March 10, 2006, the Reporting Person is not a beneficial owner of more than five percent of any class of the Issuer's securities.

(b) Triage Advisors, L.P.

     (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Triage Advisors, L.P. is incorporated herein by reference.

     (c) Not applicable.

     (d) Frenkel is the managing member of Triage Advisors, L.P.

     (e) As of March 10, 2006, the Reporting Person is not a beneficial owner of more than five percent of any class of the Issuer's securities.

(c) Triage Offshore Fund, Ltd.

     (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Triage Offshore Fund, Ltd. is incorporated herein by reference.

     (c) Not applicable.

     (d) Triage Advisors, L.P. is the investment manager of Triage Offshore Fund, Ltd.

     (e) As of March 10, 2006, the Reporting Person is not a beneficial owner of more than five percent of any class of the Issuer's securities

(d) Frenkel

     (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Frenkel is incorporated herein by reference.

     (c) Not applicable.

     (d) Not applicable.

     (e As of March 10, 2006, the Reporting Person is not a beneficial owner of more than five percent of any class of the Issuer's securities.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of Milacron, including but not limited to the transfer or voting of any securities of Milacron, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

     There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Triage Capital LF Group, LLC*

                                   By: /s/ Leonid Frenkel
                                       ---------------------
                                           Leonid Frenkel
                                           Managing Member


                                   Triage Advisors, L.P.*

                                   By: /s/ Leonid Frenkel
                                       ---------------------
                                           Leonid Frenkel
                                           Managing Member


                                   Triage Offshore Fund, Ltd.*

                                   By: /s/ Leonid Frenkel
                                       ------------------
                                           Leonid Frenkel
                                           Director

                                   /s/ Leonid Frenkel*
                                   ---------------------
                                       Leonid Frenkel

Date: March 13, 2006

* The Reporting Persons disclaim beneficial ownership in the Common Shares, except to the extent of his or its pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with this statement, provided, however, that a power of attorney, for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).





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